                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                (Amendment No. 4)

                        Templeton China World Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88018X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                    COPY TO:
Michael Pradko                                       Timothy W. Diggins, Esq.
Harvard Management Company, Inc.                     Ropes & Gray
600 Atlantic Avenue                                  One International Place
Boston, MA  02210                                    Boston, MA  02110
(617) 523-4400                                       (617) 951-7389
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2003
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.



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                                  SCHEDULE 13D

--------------------                                       ---------------------

CUSIP No. 88018X102                                           Page 2 of 7 Pages
--------------------                                       ---------------------


--------------------------------------------------------------------------------

 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 President and Fellows of Harvard College

--------------------------------------------------------------------------------
                                                                       (a)[ ]

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (b)[ ]

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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts

--------------------------------------------------------------------------------

                             7.  SOLE VOTING POWER

        NUMBER OF                        4,934,600
         SHARES
      BENEFICIALLY          ----------------------------------------------------
        OWNED BY
          EACH               8.  SHARED VOTING POWER
        REPORTING
         PERSON                           ----
          WITH              ----------------------------------------------------

                             9.  SOLE DISPOSITIVE POWER

                                         4,934,600

                            ----------------------------------------------------

                             10. SHARED DISPOSITIVE POWER

                                          ----

--------------------------------------------------------------------------------


 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,934,600

--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                [ ]
     CERTAIN SHARES*

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           30.3%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
           EP

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                        Templeton China World Fund, Inc.

Item 1. Security and Issuer.
        -------------------

     This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton China World Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394.

Item 2. Identity and Background.
        -----------------------

     This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

     None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.
        ----------------------

     Harvard yesterday entered into an agreement with the Fund contemplating, among other things, the open-ending of the Fund and the redemption by Harvard of all of its shares in the Fund following the open-ending in return for an in-kind distribution of Fund assets; the dismissal of litigation claims between Harvard and the Fund; and the withdrawal of Harvard's shareholder proposals for the Fund's upcoming annual meeting. Harvard simultaneously entered into agreements with Templeton Dragon Fund, Inc. ("Dragon") and Templeton Asset Management Ltd. ("TAML"), co-parties with the Fund in the litigation, settling the litigation claims between Harvard and each of them. Harvard, the Fund, Dragon and TAML jointly issued the press release set forth in Exhibit B describing the settlements. The description of the settlement agreements in this Item 4 is qualified in its entirety by reference to the full text of the agreements attached hereto as Exhibits C, D and E.

     This Schedule 13D filing is occasioned by Harvard's entry into the settlement agreements and the issuance of the press release. The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or,

                               Page 3 of 7 Pages

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except as described herein or in previous filings by Harvard on Schedule 13D, with the effect of changing or influencing the control of the Fund.

     Except as contemplated by the settlement agreements referred to above, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Fund.
        ----------------------------------

     (a),(b) Harvard is the beneficial owner of 4,934,600 shares of Common Stock (approximately 30.3% of the shares of Common Stock).

     Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ----------------------------------------------------------------------
        to the Securities of the Fund.
        ------------------------------

     The settlement agreement referred to in Item 4 above between Harvard and the Fund contemplates, among other things, that Harvard: (i) will vote its shares of the Fund in favor of the open-ending of the Fund and the election of directors nominated by the Fund at the Fund's 2003 annual meeting, (ii) will redeem all of its shares in the Fund following the open-ending, (iii) generally will not transfer shares of the Fund to any person if, as a result, the person would own more than five percent (5%) of the Fund's outstanding shares, (iv) will not acquire shares of the Fund in the future and (vi) for a period of four years, will abide by various standstill provisions with respect to the Fund, including, among other things, refraining from making shareholder proposals, soliciting proxies or seeking to control, change or influence management or policies of the Fund. The description of the settlement agreement in this Item 6 is qualified in its entirety by reference to the full text of the agreement attached hereto as Exhibit C.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit A  --  Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B  --  Press release.

Exhibit C  --  Settlement Agreement dated as of May 20, 2003 by and among
               Harvard, Harvard Management Company, Inc., Steven Alperin and Templeton China World Fund, Inc.

Exhibit D  --  Settlement Agreement dated as of May 20, 2003 by and among
               Harvard, Harvard Management Company, Inc., Steven Alperin and Templeton Dragon Fund, Inc.

Exhibit E  --  Settlement Agreement dated as of May 20, 2003 by and among
               Harvard, Harvard Management Company, Inc., Steven Alperin and Templeton Asset Management Ltd.

                               Page 4 of 7 Pages

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                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2003

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/  Michael S. Pradko
    ---------------------------
    Name:  Michael S. Pradko
    Title:   Authorized Signatory


                               Page 5 of 7 Pages

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EXHIBIT INDEX

Exhibit
Number     Description
-------    -----------
   A Information Concerning the President, Fellows and executive officers of Harvard

   B       Press release

   C Settlement Agreement dated as of May 20, 2003 by and among Harvard, Harvard Management Company, Inc., Steven Alperin and Templeton China World Fund, Inc.

   D Settlement Agreement dated as of May 20, 2003 by and among Harvard, Harvard Management Company, Inc., Steven Alperin and Templeton Dragon Fund, Inc.

   E Settlement Agreement dated as of May 20, 2003 by and among Harvard, Harvard Management Company, Inc., Steven Alperin and Templeton Asset Management Ltd.


                               Page 6 of 7 Pages

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                                    EXHIBIT A

                        Directors and Executive Officers

     The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College
------------------------------------------------------------

Name                   Office/Position

Lawrence H. Summers    President

D. Ronald Daniel       Treasurer

Mark Goodheart         Secretary

Hanna H. Gray          Fellow

Conrad K. Harper       Fellow

James R. Houghton      Fellow

Robert E. Rubin        Fellow

Robert D. Reischauer   Fellow

                               Page 7 of 7 Pages